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APR 13 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZERMATT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2813 COLTSGATE RD, SUITE 200
(No. and Street)

CHARLOTTE	NC	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP — 678-679-8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY
(Name – *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD	OLATHE	KANSAS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS DWORSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZERMATT SECURITIES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZERMATT SECURITIES, INC.

FINANCIAL STATEMENTS
(with report of Independent Registered Public Accounting Firm)

Year Ended December 31, 2019

ZERMATT SECURITIES, INC.

TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Zermatt Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zermatt Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Zermatt Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Zermatt Securities, Inc.'s management. Our responsibility is to express an opinion on Zermatt Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Zermatt Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Zermatt Securities, Inc.'s financial statements. The supplemental information is the responsibility of Zermatt Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Zermatt Securities, Inc.'s auditor since 2020.

Olathe, Kansas
March 30, 2020

Zermatt Securities, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Current Assets		
Cash	$	167,237
Accounts receivable		112,816
Deferred Tax Asset		2,096
Total Current Assets		282,149
Fixed Assets		
Furniture and Equipment, net of depreciation		1,263
TOTAL ASSETS	$	283,412

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable & accrued liabilities	$	5,854
Income taxes payable		42,980
Due to Double Dimension		15,000
Total Current Liabilities		63,834
Total Liabilities		63,834
Stockholders' Equity		
Common Stock		1,000
Treasury Stock, at cost		(111,002)
Additional Paid in Capital		20,000
Retained Earnings		309,580
Total Stockholders' Equity		219,578
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	283,412

The accompanying notes are an integral part of the financial statements.

Zermatt Securities, Inc.
Statement of Operations
December 31, 2019

Income	
Commissions income	$ 10,908
Investment Advisory Fee income	757,334
Trails income	665,211
TOTAL INCOME	1,433,453
Operating Expenses	
Office expenses	21,996
Contract Labor	123,613
Salaries and bonuses	510,052
Advertising	30,020
Accounting/Legal Expense	55,277
IA Fees	296,000
Depreciation	1,185
Employee Benefits	64,905
Insurance	4,317
Fees and subscriptions	29,316
Meals	9,793
Licenses and taxes	2,625
Rent	89,260
Payroll taxes	37,308
Telephone	13,461
Sales training	3,116
Travel and transportation	4,122
Miscellaneous	4,352
TOTAL OPERATING EXPENSES	1,300,718
INCOME (LOSS) FROM OPERATIONS	132,735
Other Income (Expenses)	
Other Income	2,937
Interest income	8,768
TOTAL OTHER INCOME	11,705
INCOME (LOSS) BEFORE INCOME TAXES	144,440
BENEFIT (PROVISION) FOR INCOME TAXES	(42,980)
NET INCOME (LOSS)	$ 101,460

The accompanying notes are an integral part of the financial statements.

Zermatt Securities, Inc.
Statement of Changes in Equity
December 31, 2019

Stockholders' Equity, Beginning of Period	$	247,025
Treasury Stock Sold (Purchased)		(2,400)
Additional Paid in Capital		20,000
Deduction to Capital		(146,507)
Net Income (Loss)		101,460
Stockholders' Equity, End of Period	$	219,578

The accompanying notes are an integral part of the financial statements.

Zermatt Securities, Inc.
Statement of Cash Flows
December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 101,460
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,185
(Increase) decrease in accounts receivable	7,680
(Increase) decrease in note Receivable	207,272
(Increase) decrease in deferred tax asset	(2,096)
Increase (decrease) in accounts payable	(67,467)
Increase (decrease) in Due to Double Dimension	15,000
Increase (decrease) in note receivable	32,727
Increase (decrease) in tax liabilities	24,805
Increase (decrease) in deferred tax liability	(63,904)
Increase (decrease) in Treasurty Stock	(2,200)
Increase (decrease) in deferred revenue	(13)
Total adjustments	152,989
Net cash provided (used) by operating activities	254,449
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) decrease in note Receivable	207,272
Deduction to Retained Earnings	(146,507)
Net cash provided (used) by investing activities	60,765
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash payments for the purchase of treasury stock	(2,400)
Additional Paid in Capital	20,000
Net cash provided (used) by financing activities	17,600
Net increase (decrease) in cash and cash equivalents	332,814
Cash and cash equivalents at beginning of year	41,695
Cash and cash equivalents at end of year	$ 374,509

Non cash investing activities:	
Asset sale	60,765

The accompanying notes are an integral part of the financial statements.

Zermatt Securities, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

Note 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment advisory, investment brokerage, and mutual fund and 12b1-fees.

Revenue from Contracts with Customers: The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted monthly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Mutual Funds: Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value, the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

Note 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's financial instruments are cash, accounts receivable, trading securities and accounts payable. The recorded values of these accounts approximate their fair values.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2019:

Mutual Fund Commissions	$ 542
Investment Advisory Fees	37,697
Trails Commissions--Mutual Funds	23,889
Trails Commissions--Variable Annuities	49,687
Total Accounts Receivable	$ 111,815

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2018:

Furnishings and Equipment	$ 81,957
Less: Accumulated Depreciation	(80,694)
Total Property & Equipment	$ 1,262

NOTE 5 SECURITIES OWNED BY COMPANY

The company invests excess funds in short-term investments classified as trading securities. At December 31, 2019:

Trading Securities at cost	$ 0
Unrealized gains	0
Unrealized losses	-
Trading Securities at fair value	$ 0

NOTE 6 STOCKHOLDERS' EQUITY

The company has authorized 100,000 shares of $.01 par value common stock. At December 31, 2019, 95,550 shares were outstanding; treasury stock of 4,550 shares have been recorded at cost.

NOTE 7 RETIREMENT PLAN

The Company sponsors a retirement plan for the employees. Participants are allowed to defer up to $18,500 (employees over age 50 may defer an additional $6,000), and the company matches up to four percent of eligible compensation. The company contributed $14,922 for the year ended December 31, 2019.

NOTE 8 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The Company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At December 31, 2019, the company had $0 of uninsured deposits.

NOTE 9 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. The deferred tax asset and/or liability is the result of temporary (timing) differences in the recognition of depreciation, charitable contribution and net operating loss deductions between income tax rules and when those deductions are used for financial reporting. Any net operating losses are available to be carried forward for a maximum of twenty years.

NOTE 9 INCOME TAXES (CONTINUED)

The current and deferred (if material) portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows at December 31, 2019:

Current	
Federal	(33,857)
State	(9,123)
Total Current Income Tax Benefit (Provision)	(42,980)
Total Deferred Income Tax Asset (Liability)	2,096

The Company's effective income tax rate is composed of a federal rate of 21% and a state rate of 6.5% for a total of 27.5%.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company's federal income tax returns for prior years are subject to examination by the Internal Revenue Service, generally for three years after they are filed.

NOTE 10 LEASES

Rent expense for the year ended December 31, 2019 was $89,260.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $103,403 which was $98,403 in excess of its required net capital of $5,000.

NOTE 12 COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies at December 31, 2019.

NOTE 13 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2020, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Zermatt Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

Schedule I

Total stockholders' equity from Statement of Financial Condition	$ 219,578
Add liabilities subordinated to claims of general creditors	-
Total stockholders' equity qualified for Net Capital	219,578
Deductions and/or changes:	
Nonallowable assets from Statement of Financial Condition	
Property and equipment, net	1,263
Accounts receivable	112,816
Deferred tax asset	2,096
Total nonallowable assets from Statement of Financial Condition	116,175
Net Capital, before haircuts on securities positions	103,403
Haircut on securities: other securities	-
Net Capital (Deficit)	103,403
Capital Requirement	5,000
Excess (Deficit) Net Capital	$ 98,403

Reconciliation with Company's Computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2019.

There are no significant differences between the above calculation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

Zermatt Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

Schedule I

Total liabilities from Statement of Financial Condition	$ 63,834
Less: Non-Aggregate Indebtedness	
Deferred tax liability	-
Total Aggregate Indebtedness	$ 63,834
Percentage of Aggregate Indebtedness to Net Capital	**61.73%**

Zermatt Securities, Inc.
Schedule II
Computation for Determination of the Reserve Requirements
Under the Securities and Exchange Commission Rule 15c3-3
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Zermatt Securities, Inc.
Schedule III
Information Relating to the Possession or Control
Requirements Under Securities and Exchange Commussion Rule 15c3-3
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Zermatt Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Zermatt Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Zermatt Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (exemption provisions) and (2) Zermatt Securities, Inc. stated that Zermatt Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Zermatt Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zermatt Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
March 30, 2020

ZERMATT SECURITIES, INC.

Zermatt Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(i) from January 1, 2019 through December 31, 2019 without exception.

I, Louis Dworsky, affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:____________________

Title: CEO

Date: March 30, 2020

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Zermatt Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Zermatt Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective SunTrust Bank disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co

Olathe, Kansas

March 30, 2020

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

51808 FINRA DEC
ZERMATT SECURITIES, INC.
2813 COLTSGATE RD, SUITE 200
CHARLOTTE, NC 28211

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JILL RECKAMP 678-679-8639

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$1,340.93
B.	Less payment made with SIPC-6 filed (**exclude interest**) ________ Date Paid	(500)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	840.93
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$840.93

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $840.93

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ZERMATT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 31 day of MARCH, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,433,453
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	539,503
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	539,503
2d. SIPC Net Operating Revenues	$ 893,950
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 1,340.93
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation